

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 16, 2024

Shawn K. Singh, J.D.
Chief Executive Officer
Vistagen Therapeutics, Inc.
343 Allerton Avenue
South San Francisco, CA 94080

      Re: Vistagen Therapeutics, Inc.
          Registration Statement on Form S-3
          Filed February 13, 2024
          File No. 333-277041

Dear Shawn K. Singh:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Tyler Howes at 202-551-3370 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Life Sciences

cc: Scott W. Westhoff, Esq.